Notice to ASX/LSE Rio Tinto appoints new Copper Chief Executive 17 July 2024 Rio Tinto has appointed Katie Jackson to lead its Copper business, succeeding Bold Baatar, who as previously announced, will become Chief Commercial Officer later this year. Katie is currently President of National Grid Ventures, responsible for the development and operation of large-scale infrastructure energy assets. She will join Rio Tinto on 1 September 2024 and be based in London. Katie has strong international experience in the energy sector, across both operational and commercial roles, starting at Shell as a Drilling Engineer and working in Asia, Europe, Eastern Europe, the Middle East and the USA. Following stints at Anadarko and Equinor, where she latterly ran Development and Production operations across Europe and Asia, she joined BG Group as Executive Vice President for Global Business Development and Strategy. Having rejoined Shell, she was subsequently promoted to Executive Vice President of Acquisition, Divestment and New Business Development with responsibility across the Shell portfolio. Rio Tinto Chief Executive Jakob Stausholm said: "Katie brings diverse experience from across the energy sector. Her leadership will be invaluable as we shape our copper business for a successful future. As we continue the ramp up of Oyu Tolgoi to become one of the world’s largest copper suppliers, we are also looking to the future with new opportunities across the world. We are very excited that Rio Tinto will benefit from Katie’s global perspective, proven operational and strategic leadership capability and her passion for driving sustainable growth.” Katie Jackson said: “I am inspired by Rio Tinto's ambition to deliver the materials the world needs. It is an exciting time to lead the copper business when we have such a central role to play in delivering a low carbon future and I believe my current role delivering major infrastructure projects will help me bring a new perspective I look forward to collaborating with our teams across the globe, in partnership with communities and governments, and lead the business to an even stronger future.” EXHIBIT 99.1

Notice to ASX/LSE 2 / 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Michelle Lee M +61 458 609 322 Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Investor Relations, United Kingdom David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com